07026019

DAVIS LLP | LEGAL ADVISORS SINCE 1892

DIRECT TEL 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

RECEIVED
2007 AUG 16 A 11:01

August 9, 2007

FILE NUMBER 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per: *Donna L. Ornstein*

Donna L. Ornstein
Paralegal

DLO/js

PROCESSED
AUG 2 1 2007
THOMSON FINANCIAL

dw 8/17

I:\Securities\ReidCo\Public\50277\USSEC\2007\Aug SEC Ltr.doc

Exemption No. 82-1209

RECEIVED
2007 AUG 16 A 11:01

August 9, 2007

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 6 months ended May 31, 2007
(d)	News Releases	July 26, 2007 July 31, 2007 August 1, 2007
(e)	Form 51-102F3, Material Change Report	August 8, 2007
(f)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	July 27, 2007
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable

Document Name or Information		Documents Filed
(o)	Filing of documents Affecting the Rights of Securityholders including:	
	(a) charter documents	Not Applicable
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
	(c) any securityholder rights plans or similar plans	Not Applicable
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 6 months ended May 31, 2007
(e)	News Releases	July 26, 2007 July 31, 2007 August 1, 2007
(f)	Form 51-102F3, Material Change Report	August 8, 2007
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82 - 1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2007.

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	May 31, 2007	November 30, 2006
ASSETS		
Current		
Cash and cash equivalents	$ 1,776,626	$ 165,676
Amounts receivable	96,018	49,032
Prepaid expense	11,092	26,022
	1,883,736	240,730
Mineral properties and deferred exploration costs (Note 1)	14,374,242	13,870,444
Property, plant and equipment	301,237	273,856
	$ 16,559,215	$ 14,385,030
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 272,134	$ 1,107,038
Current portion of mortgage loan	14,153	14,153
	286,287	1,121,191
Mortgage loan	5,337	13,288
	291,624	1,134,479
SHAREHOLDERS' EQUITY		
Share capital (Notes 2, 3)	30,227,191	26,877,373
Contributed surplus	1,950,483	1,325,053
Deficit	(15,910,083)	(14,951,875)
	16,267,591	13,250,551
	$ 16,559,215	$ 14,385,030

Commitments (Note 9)
Subsequent Events (Note10)

Approved by the Board of Directors:

"Raymond A. Hrkac"
Director

"Nick DeMare"
Director

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	May 31, 2007	May 31, 2006
Administration costs		
Amortization	$ 663	$ 837
Consulting fees	75,938	26,795
Corporate relations	20,869	33,420
Legal and audit	102,397	20,781
Licences, taxes, insurance and fees	6,313	4,972
Office services and expenses	49,942	39,162
Shareholders' meetings and reports	7,263	31,462
Stock based compensation	547,153	212,206
Travel	5,154	58,306
Operating loss	(815,692)	(427,941)
Other income (loss)		
Interest income	12,358	4,790
Foreign exchange adjustments	(19)	(1,172)
Gain on sale of equipment	-	92
Other Tax expense (Note 6)	(734)	-
General exploration costs	(64,300)	(41,704)
	(52,695)	(37,994)
Loss for the period	(868,387)	(465,935)
Deficit, beginning of period	(15,041,696)	(13,409,771)
Deficit, end of period	$ (15,910,083)	$ (13,875,706)
Net loss per share	$ (0.008)	$ (0.005)
Weighted average number of common shares outstanding	107,875,637	93,600,695

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the six months ended
(Unaudited)

	May 31, 2007	May 31, 2006
Administration costs		
Amortization	$ 1,326	$ 1,636
Consulting fees	106,363	45,095
Corporate relations	38,944	81,172
Legal and audit	130,666	38,766
Licences, taxes, insurance and fees	13,656	13,137
Office services and expenses (Note 5)	85,077	77,424
Shareholders' meetings and reports	7,789	33,300
Stock based compensation	549,905	301,792
Travel	5,687	62,695
Operating loss	(939,413)	(655,017)
Other income (loss)		
Interest income	14,884	14,009
Foreign exchange adjustments	(1,202)	(1,617)
Gain on sale of equipment	-	92
General exploration costs	(97,294)	(101,093)
Other Tax expense (Note 6)	(1,534)	(53)
	(85,146)	(88,662)
Net loss before taxes	(1,024,559)	(743,679)
Future tax recovery	66,351	89,236
Net loss for the period	(958,208)	(654,443)
Deficit, beginning of period	(14,951,875)	(13,221,263)
Deficit, end of period	$ (15,910,083)	$ (13,875,706)
Net loss per share	$ (0.009)	$ (0.007)
Weighted average number of common shares outstanding	107,875,637	93,600,695

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2007	May 31, 2006
Cash flows from (used in) operating activities		
Loss for the period	$ (868,387)	$ (465,935)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	10,875	6,711
- stock based compensation	547,153	212,206
- gain on sale of equipment	-	(92)
	(310,359)	(247,110)
Change in non-cash working capital items:		
- amounts receivable	(8,987)	(122,593)
- prepaid expenses	(4,718)	(4,303)
- accounts payable and accrued liabilities	(512,349)	302,246
	(836,413)	(71,760)
Cash flows from (used in) financing activities		
Shares issued for cash	2,789,867	122,500
Share issuance cost	(9,457)	(8,352)
Principal reduction of mortgage loan	(3,695)	(3,404)
	2,776,715	110,744
Cash flows from (used in) investing activities		
Mineral property costs	(167,094)	-
Deferred exploration costs	(213,087)	(765,580)
Proceeds from sale of equipment	-	100
Purchase of capital assets	(44,668)	(2,212)
	(424,849)	(767,692)
Increase (decrease) in cash and cash equivalents	1,515,453	(728,708)
Cash and cash equivalents, beginning of period	261,173	1,038,659
Cash and cash equivalents, end of period	$ 1,776,626	$ 309,951
Supplementary cash flow information		
Cash paid for mortgage interest charges	$ 301	$ 427
Cash paid for other interest charges	3,880	506

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows For the six months ended (Unaudited)	May 31, 2007	May 31, 2006
Cash flows from (used in) operating activities		
Loss for the period	$ (958,208)	$ (654,443)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	17,287	13,204
- stock based compensation	549,905	301,792
- gain on sale of equipment	-	(92)
- future tax recovery	(66,351)	(89,236)
	(457,367)	(428,775)
Change in non-cash working capital items:		
- amounts receivable	(46,986)	(92,645)
- prepaid expenses	14,930	(1,628)
- accounts payable and accrued liabilities	(834,904)	351,991
	(1,324,327)	(171,057)
Cash flows from (used in) financing activities		
Shares issued for cash	3,420,116	945,125
Shares issued for cash – flow-through shares	189,680	254,960
Share issuance costs	(118,102)	(73,913)
Principal reduction of mortgage loan	(7,951)	(7,381)
	3,483,743	1,118,791
Cash flows from (used in) investing activities		
Mineral property costs	(167,094)	-
Deferred exploration costs	(336,704)	(1,228,155)
Proceeds from sale of equipment	-	100
Purchase of equipment	(44,668)	(2,390)
	(548,466)	(1,230,445)
Increase (decrease) in cash and cash equivalents	1,610,950	(282,711)
Cash and cash equivalents, beginning of period	165,676	592,662
Cash and cash equivalents, end of period	$ 1,776,626	$ 309,951
Supplementary cash flow information		
Cash paid for mortgage interest charges	$ 671	$ 919
Cash paid for other interest charges	4,072	1,013

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2007

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2006.

1. Mineral Properties and Deferred Exploration Costs

[-December 1, 2006 to May 31, 2007-]

	Balance November 30, 2006	2007 property cost additions	2007 exploration cost additions	2007 written off	Balance May 31, 2007
Doyle Lake	$ 3,719,235	$ -	$ 55,089	$ -	$ 3,774,324
Fishback Lake	1,289,976	-	9,462	-	1,299,438
CH	7,335,349	-	175,380	-	7,510,729
Ni	-	167,094	51,145	-	218,239
McConnell Creek	1,525,884	-	45,628	-	1,571,512
	$ 13,870,444	**$ 167,094**	**$ 336,704**	**$ -**	**$ 14,374,242**

	Balance November 30, 2006	2007 Additions	2007 written off	Balance May 31, 2007
Mineral property costs	$ 376,116	$ 167,094	$ -	$ 543,210
Deferred exploration costs	13,494,328	336,704	-	13,831,032
	$ 13,870,444	**$ 503,798**	**$ -**	**$ 14,374,242**

Exploration costs incurred during the six months ended:

	May 31, 2007	May 31, 2006
Charter Aircraft	$ 5,225	$ 243,598
Drilling, sampling	39,947	328,530
Licences, recording fees and lease payments	73,165	62,689
Project supplies	21,629	26,396
Salaries and wages	89,852	64,036
Survey	-	314,928
Technical and professional services	98,941	146,357
Transportation	7,945	41,621
	$ 336,704	$ 1,228,155

Ni Claims – The Company staked 89 claims, 196,730.32 acres in the Winter Lake area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

2. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2006	**100,641,445**	**26,877,373**
Private placement – flow through share agreements, net of allocation for warrants (see Note 4)	1,053,778	189,575
Private placement, net of allocation for warrants (see Note 4)	4,170,000	296,998
Share issuance costs		(122,323)
Shares Issued as Commission	28,140	4,221
Exercise of stock options	1,145,167	252,567
Exercise of share purchase warrants	11,094,167	2,542,049
Reallocation from contributed surplus on exercise of		
Share purchase warrants		133,485
Stock options		119,597
Flow through share renunciation		(66,351)
Balance, May 31, 2007	**118,132,697**	**30,227,191**

(c) During the period ended May 31, 2007:

(i) the Company completed a private placement of 1,053,778 flow through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties. In addition the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year.

The Company paid cash finders fees and commission of $42,520 and issued 28,140 common shares on a portion of the proceeds. ;

(ii) Issued 11,094,167 common shares upon the exercise of warrants ranging in exercise price from $0.15 to $0.35 per common share for gross proceeds of $2,542,049;

2. **Share Capital, continued**

(iii) issued 1,145,167 common shares upon the exercise of stock options ranging in exercise price from $0.20 to $0.50 per common share for gross proceeds of $252,567;

(iv) 4,507,727 warrants expired unexercised; and

(v) 150,000 stock options expired unexercised.

(d) At May 31, 2007, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
1,666,666	$0.22	July 27, 2007
1,916,461	$0.26	Sept. 28, 2007
290,000	$0.35/$0.45	June 12, 2008
98,000	$0.35/$0.45	June 27, 2008
2,400,000	$0.15/$0.175	Dec. 21, 2008
100,000	$0.15/$0.175	Dec. 27, 2008
128,000	$0.20/$0.22	Jan. 3, 2009
210,000	$0.15/$0.175	Feb. 20, 2009
260,000	$0.15/$0.175	Mar. 7, 2009
7,069,127		

Changes in warrants during the period ended May 31, 2007 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, Nov. 30, 2006	17,974,132	$0.23
Issued	4,696,889	$0.16
Exercised	(11,094,167)	$0.23
Expired	(4,507,727)	$0.18
Outstanding, May 31, 2007	7,069,127	$0.21

3. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

960,000 stock options were granted to employees, consultants and investor relations during the period, exercisable at $0.63 per common share for five years expiring on May 1, 2012.

	Shares	Weighted Average Exercise Price
Options outstanding at Nov. 30, 2006	5,536,000	$0.26
Expired	(150,000)	$0.00
Granted	960,000	$0.63
Exercised	(1,145,167)	$0.22
Options outstanding at May 31, 2007	5,200,833	$0.34

2007 options exercisable	5,163,333	$0.26
2006 options exercisable	5,510,167	$0.26

	2007	2006
Weighted average remaining contractual life	3.11 years	3.27 years
Weighted average fair value of options granted during the period	$0.63	$0.22

4. Contributed Surplus

Contributed surplus for the period ended May 31, 2007 is comprised of:

	2007
Balance, November 30, 2006	$ 1,325,053
Stock-based compensation on stock options	549,905
Fair value of warrants issued	328,607
Share purchase warrants exercised	(133,485)
Stock options exercised	(119,597)
Balance, May 31, 2007	$ 1,950,483

5. Loan from shareholder

During the second period, the Company received a $250,000 shareholder loan which was secured by a promissory note against the Yellowknife house. Interest on the loan was 8% per annum, compounded annually. Interest expense of $3,397 is recorded in office services and expenses. The loan, including the interest accrued was repaid during the period and the loan has been discharged from the Yellowknife house.

6. Other Tax Expense

During the period ended May 31, 2007, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2006 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2007) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate for the period ended May 31, 2007 has not been disclosed on the CRA website, therefore an estimate was made using the prescribed interest rate of 7% from December 2006. All of the flow through funds have been spent by May 31, 2007.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company renounced the $189,575 flow-through related resource expenditures to the investors during the first quarter.

7. Related Party Transactions

During the six months ended May 31, 2007, the Company was billed $60,000 (May 31, 2006 – $48,000) by one director for consulting fees and nil (May 31, 2006 - $4,000) for technical and professional services. In addition $30,600 was paid to a company owned by a director for consulting fees in 2007, no payments were previously made to this director or his company.

8. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2007 and 2006.

8. Segmented information, continued

The Company's total assets are segmented geographically as follows:

	May 31, 2007	May 31, 2006
Canada	$ 16,559,215	$ 13,165,788
United States	-	927,115
	$ 16,559,215	**$ 14,092,903**

9. Commitments

(a) In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2007	$65,961
2008	$66,316
2009	$38,973

(b) The Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month.

(c) The Company signed an Agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital and project financing. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company.

10. Subsequent Events:

Subsequent to May 31, 2007, the Company:

(a) issued 1,904,666 common shares upon the exercise of warrants ranging in exercise price from $0.15 to $0.35 per common share, for gross proceeds of $439,766 and

(b) issued 35,000 common shares upon the exercise of stock options at $0.20 per common share for gross proceeds of $7,000.

Exemption No. 82 - 1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 31, 2007

GGL DIAMOND CORP.

Management Discussion and Analysis

FOR THE SIX MONTHS ENDED MAY 31, 2007
INFORMATION AS OF JULY 26, 2007 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the period ended May 31, 2007 should be read in conjunction with the February 28, 2007 and November 30, 2006 Consolidated Financial Statements and related notes.

SUMMARY

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. As part of its diamond exploration activities, the Company currently has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 15,351 acres.

In the course of recent diamond exploration work in the Winter Lake area in the Northwest Territories, the Company made a potentially significant discovery of nickel mineralization. Subsequently, the Company has proceeded with exploration and strategic plans related to that discovery.

A number of factors, detailed below (and in *news releases dated April 4 and May 30, and subsequent to the quarter end, on June 14, 2007*), point to this discovery as possibly being the first new nickel area discovered in Canada since Voisey's Bay. Before making the announcement in April, the Company worked to confirm its initial geological assessment of the significance of this discovery and to stake additional claims to cover the most prospective portions of the belt. The Company's claims now cover an area about 100 km in length and up to 20 km in width.

The Company also holds a promising gold and copper prospect. As a result of the Company's exploration efforts prior to 1992, it holds and maintains a 100% interest in the McConnell Creek Property in British Columbia, Canada, a gold and copper prospect. This property is situated in the area between the Toodoggone and Mt. Milligan project areas, which, in 2006, attracted expenditures of $25 million over an estimated 50 projects.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities in addition to diamonds.

To serve shareholder interests and increase shareholder value, the Company recently announced that it has contracted Roman Friedrich & Company Ltd. to act as a financial advisor to assist in the identification of strategic options and the raising of equity capital and project financing (*News release, June 1, 2007: Roman Friedrich & Co. to provide strategic and capital financing counsel to GGL).*

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the

future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the periods ended May 31, 2007 and 2006 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

NICKEL PROPERTIES

The Company is now actively exploring the prospective nickel belt in the Winter Lake area of the Northwest Territories. GGL's exploration team was mobilized to Yellowknife and began field work in early June to begin a reconnaissance exploration program to locate and sample iron-stained gossanous bedrock exposures and to do orientation mapping and soil sampling surveys to prioritize areas for ground geophysical surveys in preparation for a drill program.

Subsequent to the announcement of the discovery in April of this year, a preliminary report, from Condor Consulting, Inc., has identified additional electro-magnetic (EM) targets that may be associated with nickel mineralization (*News release June 14, 2007: "GGL receives promising EM data on recently discovered prospective nickel belt".) This Geophysical Report on reassessment of electro-magnetic (EM) and magnetic data resulted in the identification of targets, which, together total 32 km of strike length that may be associated with nickel mineralization. This report was a great help in highlighting the areas of interest for the June/July exploration program.*

Some 49 areas were selected for examination over a strike length of 100km. The work to date has confirmed that we have acquired an extensively mineralized belt featuring numerous gossan areas mineralized with sulphides that vary from disseminated to massive. Approximately 200 samples have been taken to date and submitted for assay. Results are expected in early August. Given the size of the property, many of the selected areas have yet to be examined. In addition, not all of the selected high priority geophysical targets are available for surface examinations as they lie under lakes or are hidden by overburden. All of the high priority geophysical selections have the potential to be drill targets. The claims staked in April this year and more recently, do not yet have geophysical coverage but our exploration crews have located sulphides in these areas.

The Company has staked additional mineral claims at the south end of the property and to the east of the main belt where a splay of volcanic rocks extends from the main belt. Sulphides have been located in both these areas.

The only sure way to determine if the samples taken to date contain economic minerals is by assay and these will be reported when received. The potential for an economic mineral deposit in this belt has been enhanced by the discovery of extensive areas of sulphide mineralization that occurs in both volcanic and sedimentary rocks.

The discovery on the Winter Lake claims lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. An outcome of the project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office and published in 2005.

The belt, named the Winter Lake Supracrustal Belt, includes large volumes of mafic and ultramafic rocks, dated as being 2.7 billion years old and including tholeiitic basalts, komatiites, serpentinized peridotite, and gabbro intrusions. The belt features deep-penetrating faults, sulphur-bearing sediments in the form of black shales and massive sulphides. The various rock units within the belt are strongly deformed and have similarities to lithologic sequences that are known to host world-class nickel deposits.

Included within the belt of rocks underlying the property area are komatiites, which are magnesium-rich volcanic rocks generally found only in early Precambrian sequences.

Komatiite related deposits host a significant proportion of the world's sulphide nickel resources. Examples include the Thompson Nickel Belt (TNB) of Manitoba, the Raglan belt in northernmost Quebec, the Kambalda deposit in Western Australia, and Hunter's Road in Zimbabwe. All feature similar settings within unique geological belts developed along extensive fault or suture zones that transect the early Precambrian cratons within which they occur.

The presence of nickel in sulphide and associated elements, coupled with the chemistry of the mafic and ultramafic rocks in this newly defined belt are indicative of their potential to host significant nickel deposits.

Illustrating the potential of these belts, INCO first began exploring the Thompson Nickel Belt in 1946 and has continued to make discoveries to this day. It is significant that there are five deposits over a 70 km stretch at Thompson and 10 known deposits over a strike length of 55 km in the Raglan belt.

In view of the potential for multiple deposits and the occurrence of sulphide nickel, confirmed in this case by an assay of a grab sample and the discovery of anomalous nickel values in soils over a strike length of over 30 km, the opportunity has been afforded your Company to acquire by staking as much of the newly defined belt as has been demonstrated to be prospective for sulphide nickel mineralization.

Following the recognition of the nickel potential of the new belt, an intensive search of available literature of the world's nickel deposits and the chemical signatures of both the host rocks, mineralization and exploration techniques used to discover these deposits was undertaken.

Much of the information for the Slave Craton has only become available in the last few years and provided the evidence of the potential of this new area. This information was in the form of reports describing the geological and metallogenic evolution of the Craton and a new bedrock compilation map.

Historically, most of the major known nickel sulphide camps worldwide were discovered by way of regional prospecting and sampling programs. Examples include Sudbury, Nori'lsk, Kambalda, Thompson, Raglan and most recently, Voisey's Bay. Modern day techniques in the search for nickel deposits include a combination

of geological, geophysical and geochemical exploration methods, used to detect physical or chemical haloes that are much larger than the orebodies themselves.

In Ni sulphide exploration, a processed magnetic map can define the contacts of the mafic-ultramafic host rock as well as linear features that may be indicative of sulphide mineralization. Such interpreted near-surface magnetic linears usually have a corresponding electromagnetic (EM) response. Accordingly, electromagnetic and magnetic geophysical surveys are commonly used to define drill targets for nickel mineralization.

Geophysics is also a prime exploration method for kimberlites and during our diamond exploration on the Slave Craton, we contracted Fugro Airborne Surveys, the world's largest airborne survey company, to conduct extensive and detailed helicopter airborne magnetic and EM surveys on our behalf. The survey was completed at a line spacing of 60 metres, providing exceptional detail for interpretation and covering a strike length of 33 km of what we now recognize as the potential nickel belt. The geophysical data obtained by Fugro were then provided to Condor Consulting, Inc, of Denver Colorado, a recognized world leader in the processing and analysis of airborne EM data. Initially, Condor assessed the data for the potential presence of kimberlites, but earlier this year reassessed the data so as to better define the targets that were most likely to be the expression of nickel mineralization.

Attention was first directed to the area of the nickel in sulphides found in a grab sample collected from the edge ~~by?~~of a 60 metres by 20 metres outcrop of serpentinite, an altered ultramafic rock. The sample lies within a 600 metres by 100 metres, northeast trending, linear magnetic high which is coincident with an EM conductive zone. This conductive zone is one of three within an approximate 2 km long linear magnetic high.

The rock was identified and the sample collected by John Knight, P. Geol., Consulting Geologist and Ken Frew, a geological technician. At the time, these individuals were operating under a tight schedule prior to freeze up and were checking for the presence of kimberlites. This sample and other non-diamond specific samples, were marked for later follow up and if warranted, for assay. This sample was subsequently assayed and the assay results for this particular sample were noted. The ICP-ES (total nickel) returned 0.447% Ni, 0.586% Cr_2O_3 and 0.73% total sulphur, the ICP-MS (nickel sulphide content) returned 0.41% Ni, 178.1 ppm Cu and 214.9 ppm Co. A 30 gm sample, tested by fire geochem & ICP-MS returned 71 ppb Pt (platinum) and 91 ppb Pd (palladium).

With a 31.93% MgO content, the sample is magnesium-rich. The plot for lanthanum (ppm) vs MgO (wt %) and the plot for palladium vs MgO lie in the alumina-undepleted komatiite field which is characteristic of the Thompson and Kambalda nickel areas.

The foregoing results prompted a re-examination of exploration data for the remainder of the claim area. During the sampling program for diamond exploration, soil samples were routinely collected and assayed. Our geologists noted that on occasion, high Ni values were being reported sporadically over a 33 km interval within the Company's 100% owned claims. Several areas in particular were of interest including one area 25 km north of the nickel discovery which included samples with anomalous values for Ni, Cu, Co, Cr, Fe, V and Ti. Significantly, the value for copper (Cu) in the glacial till (260 ppm) is higher than the value for copper in the grab sample collected (178 ppm). The area is overburden covered although an outcrop of gossan (a weathered area that may occur over sulphides) was noted. The government geological maps showed this area to be underlain by undifferentiated mafic volcanic rocks.

An interpretation of electromagnetic signatures for this area outlined a fold-like structure 15 km long by between 500 metres to 2 km wide. The limbs of the outlined "fold" vary from less than 10 metres to more than 400 metres in thickness. The fold structure as outlined by the EM survey takes the form of an elongated figure eight where the limbs of the EM anomaly almost join at the center of the figure eight. The positive soil samples and gossans in the area render this geophysical target a prime area for future exploration.

Six kilometres south of the southern part of the foregoing fold structure, a number of parallel EM anomalies, with apparent thicknesses of 200 metres, can be traced over a northeast trend of 14 kilometres. Along the

western edge of the belt where komatiitic volcanics have been mapped, up to six parallel linear EM anomalies can be traced for at least 10 kilometres.

The current and future demand for sulphide nickel is well demonstrated and the recent recognition of sulphide nickel potential on the Company's new claims may be indicative of a new nickel area, one of the first discovered in Canada since Voisey's Bay. Current evidence confirms that additional exploratory work is warranted. The Company believes we have a major nickel area and we will be implementing a plan of exploration to test our targets.

The Qualified Persons for the Company are John Knight, P. Geol., Consulting Geologist and N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

Craton is a geological term used to describe large areas of the world that have been stable over a long period of time and contain rocks that are over two and a half billion years old. The cratons of the world are also the world's primary source of diamonds; if you want to find diamonds, you explore on cratons.

Diamonds are found in unique rocks called kimberlite and lamproite, derived from gas driven volcanoes that begin their journey to the earth's surface from depths of over 150 kilometers.

The first kimberlite discovery on the Slave Craton was in 1991 and led to the discovery of the commercial diamond-bearing kimberlites of Canada's first diamond mine - the Ekati Diamond Mine, opened in 1998. In 2003, the Diavik Diamond Mine began production and within a few years, these two mines alone established Canada as the third largest diamond producer by value. Now, in the Northwest Territories, two more diamond mines are being prepared for production.

In the Nunavut Territory adjacent to the Northwest Territories, Tahera Diamond Corp. began diamond production this year, while in Ontario another diamond pipe is being prepared for production.

However diamonds are hard to find and, despite the new discoveries, there is a world shortage of rough diamonds. ("Rough" is the term used for diamonds from mines in their uncut and unpolished natural state.) This shortage is predicted to increase the value of rough diamonds by 30% in the next six years.

This is a good time to be in diamond exploration and an even better time to find diamonds. The Company's extensive diamond exploration programs have produced the evidence that may well lead us to one or more viable diamond deposits.

Fishback Project, Southwest Slave Craton

A distinguishing feature of the southwest Slave Craton is that it contains the largest kimberlite found to date, within the Slave Craton, at over 20 hectares: the diamond-bearing Drybones Bay kimberlite. A kimberlite of this size is just less than 500 meters in diameter.

As the evidence will show, the Fishback Project has the potential to host an even larger kimberlite.

The Fishback property is located 60 km northwest of the city of Yellowknife (population 18,000) and is only 30 km from the paved all-weather Yellowknife Highway. A power line right-of-way passes through the south portion of the property. GGL Diamond Corp. has 100% ownership of the claims that contain 36,664 acres covering an area 11 km x 12 km.

Claims have been held in the area since a 1994 regional exploration program began. At that time a fixed-wing airborne magnetic survey was completed over the area and disclosed a large magnetic anomaly that disrupted the major geological structures. This feature was noted both by us and by a geophysicist employed by De Beers – for a short time De Beers was exploring the area with us – but the anomaly appeared to be too large to be a kimberlite.

A few lake sediment samples were then taken from a portion of the lake within the magnetic anomaly and upon analysis, some of the samples were confirmed, by our qualified consultant, to have a kimberlite signature. This was determined by taking lake sediment samples over known kimberlites to quantify the values of certain elements and compounds that are commonly found in kimberlites.

It was also found, by a soil sampling survey on land, that a trail of anomalous kimberlitic values extended from the lakeshore along the direction of ice movement during the last ice age. By itself this was not accepted at the time as robust evidence for a kimberlite, as the use of geochemistry as an effective exploration tool for kimberlites was recognized but seldom used.

This is no longer the case, thanks to some excellent work done by the Geological Survey of Canada.

Kimberlite indicator minerals (KIM) are one of the most effective exploration tools for locating kimberlites. In most areas of the Slave Craton the melting ice of the last ice age left behind dirt called glacial till. KIM when present, can be recovered from samples of the till and taking samples back along the direction the ice came from, geologists can usually determine the area of the kimberlite. However, the ice at the Fishback area melted to produce an extremely large lake called Lake McConnell. Today, the large lake we know as Great Slave Lake is only a smaller remnant of this ice age lake, which removed most of the till and left behind just a few locations for us to sample. We did sample where we could and did find some KIM, not many but some, another clue that a kimberlite or a cluster of kimberlites may be in the lake.

Now, many of the kimberlites in the Slave Craton are found in deep lakes and in fact that is how Drybones was discovered. When we did a bathymetry survey to determine the depth of the lake; we found that at 70 meters deep – 230 feet – it was one of the deepest lakes in the Slave Craton, and had a remarkably flat bottom approximately one kilometer in diameter. This led us to extend the lake sediment survey over this deep portion of the lake to discover an extensive kimberlite geochemical anomaly with values similar to the sediment from the Drybones Bay kimberlite.

The evidence was looking more and more persuasive so we took the next step and completed a ground gravity and electro magnetic (EM) survey over the lake. The inner contour of the EM survey outlined a strong anomaly approximately 1 km in diameter and this contour overlapped a portion of the gravity low an anomaly that extends beyond the inner contour of the EM anomaly. The strong central portion of the gravity low is 980 m x 640 m in area.

The Company sent the data to geophysical consultants for their interpretation. We had established the depth of water, but did not know the depth of the lake sediments. An interpretation of the data could not rule out a bedrock source for the anomalies and the only way to find out was to drill a hole through the ice into bedrock.

The first hole drilled in the winter of 2005 was placed into the center of the EM anomaly at the edge of the gravity anomaly. It penetrated 70.31 m of water followed by 59.6 m of overburden before entering bedrock. The first 78.5 m of bedrock consisted of granite containing sections of red hematite alteration of feldspars (this alteration is common near kimberlites). The next 34.6 meters of core was a fine-grained breccia, which was later identified as a potential kimberlite-induced breccia and then confirmed by the discovery of kimberlite indicator minerals in the breccia unit. This conclusion was supported by the results from geochemical analysis of the breccia.

The process of alteration is called metasomatism. "Metasomatism accompanying kimberlite emplacement is a worldwide phenomenon, although infrequently described or recognized....The metasomatism...was caused by fluids from the rising but confined proto-kimberlite melt penetrating into cracks and matrix of granite country rock and reacting with it. These fluids were CO_2-rich, hydrous, oxidizing, enhanced in ultramafic elements and carried low levels of Na." This is a quote from a scientific paper entitled – Kimberlite metasomatism at Murowa and Sese pipes, Zimbabwe; the paper described a granite breccia that closely resembles the breccia we first found in boulders on land down ice of the target area and we were able to follow the geochemical analysis described when evaluating the breccias both from surface and from the subsequent drill holes. The following quote from the same paper highlights some additional information. "The kimberlite pipes, sills and dykes all show extensive metasometism of adjacent wall rock. The metasomatism can be latterly as extensive as the kimberlites themselves, up to 100 m wide... Furthest from the pipes... it is marked ... by reddening of plagioclase feldspar...". The Company also consulted with geologists with direct kimberlite experience in the Slave Craton and they confirmed that similar alteration had been identified at commercial kimberlite pipes and sills.

In the summer of 2004, prior to our ground geophysical surveys, the Company attempted to reach under the deep part of the lake by drilling a minus 45 degree angle hole from land. The hole reached a depth of 847 meters and was terminated before reaching the target as it had significantly deviated to the south away from the target area. A breccia similar to that encountered in the first hole drilled in 2005 was encountered but its potential relationship to kimberlite was not recognized at the time. The collar of this hole is 1.3 km from the 2005 drill hole suggesting the potential for another kimberlite in this area.

A second hole drilled in 2005 near shore and 1.2 km southwest of the first drill hole was a minus 45 degree angle hole that encountered 43.8 meters of highly brecciated granite with a white carbonate matrix. Carbonate alteration at kimberlite contacts is common and a geochemical analysis of this breccia indicates the possibility of a kimberlite related event.

For these three holes to be related to one kimberlite is unlikely as the size of the kimberlite would be enormous, the carbonate breccia drill hole is 2 km from the 2004 drill hole. Most likely then is the possibility of a cluster of kimberlite events.

This demonstrates that following the clues to find diamonds takes time and patience. The answer to Fishback lies in more drilling and a budget of approximately $550,000 is required to continue to test the potential for a world class diamond deposit. In terms of risk to reward this is a modest sum. The Company will pursue financing and or joint ventures to further the project

PROPERTIES IN THE CENTRAL SLAVE CRATON

In the late 1990's, the Company began to evaluate the remaining diamond potential for the entire Slave Craton. This was accomplished primarily by rating kimberlite indicator mineral chemistry from the heavy mineral samples documented in the Company's proprietary database. An area containing some of the best diamond indicator mineral chemistry was selected for exploration and was called the CH Project. This project covered an area of some 6,000 square kilometers located to the south and to the west of the Ekati and Diavik Diamond Mines. The Company took check samples to confirm the results from the database samples and in March 2000 began staking selected areas.

At the present time, the following properties derived from the CH Project are: Mackay, Courageous, G-claims, Seahorse/Shoe, Starfish, ZIP, Winter Lake North, BP, and Winter Lake South. Together these properties contain a total of 270,826 acres; all are 100% owned by the Company. Based on the chemistry of indicator minerals, from previous sampling, each property has the potential to contain diamond-bearing kimberlites. Last year, a total of 198 heavy mineral samples and 198 soil samples were taken from the properties and 83 geophysical anomalies were ground checked for their potential as kimberlite targets.

To date, we have invested over $7 million in exploration expenditures on these properties and for most of them, have arrived at the drilling and drill target selection stage of exploration.

Courageous Property

The Courageous Property contains approximately 40,000 acres in an area 12 km x 12 km. To date, 12 potential kimberlite targets have been identified on these claims. Two of the targets were drill tested last summer and one proved to be a diamondiferous kimberlite pipe subsequently named the "Bishop". The Bishop Kimberlite is located 40 km south of the Ekati Diamond Mine.

Drilling a gravity anomaly located by a ground gravity survey restricted to the immediate target area discovered the Bishop Kimberlite. After the discovery, an expanded ground gravity survey discovered a 400m x 200m embayment in the regional gravity trend. The discovery drill hole is at the extreme south edge of the new gravity low suggesting the possibility of a much larger kimberlite north of the Bishop.

In its petrographic analysis of the Bishop kimberlite, Mineral Services Canada Inc. ("Mineral Services") confirmed several phases of kimberlite were intersected in Diamond Drill Hole 06 – 21, including magmatic kimberlite (MK) and fine-grained resedimented volcaniclastic kimberlite (RVK). Of particular interest was the discovery of rare small wood fragments within the RVK, which, in combination with other features, indicates that this kimberlite formed by explosive eruption at surface. This suggests that the Bishop kimberlite formed by processes similar to those responsible for the formation of the Ekati and Diavik kimberlites. The observed petrographic characteristics indicate that the kimberlite intersected to date has a low diamond potential but do not rule out the possibility of associated phases of higher-interest kimberlite. (NOTE: analyses of 78.2 kg of the RVK returned 11 microdiamonds.)

The composition of Cr-diopside recovered from samples processed by Mineral Services suggests that the Bishop Kimberlite has sampled well within the diamond stability field and that the kimberlite has intruded a portion of the Slave Craton that is comparable in heat flow at the time of eruption to areas such as Ekati and Diavik. This, in combination with the presence of G10 garnets in the resedimented volcaniclastic kimberlite (RVK) suggests that the Bishop kimberlite has sampled some high-interest, potentially diamondiferous mantle. While the quantity of this high-interest material within the Bishop kimberlite intersected to date is very low and indicative of low diamond contents, Mineral Services recommends that additional drilling be considered in order to test for deeper coarser-grained phases with higher diamond potential.

The Company plans to secure funds to carry out both the recommendation of Mineral Services and the drill testing of the new enlarged gravity low anomaly. In addition, other selected targets at Courageous will be drilled as funds permit.

A total of five gravity surveys over five targets, including the Bishop area, and 94 heavy mineral samples and 94 soil samples were collected from the Courageous claims last summer. The heavy mineral samples will be treated to recover kimberlite indicator minerals. The results from the above exploration work are being evaluated for additional kimberlite targets.

A budget of approximately $1,000,000 has been proposed to continue the drilling of the Bishop Kimberlite area and the drilling of other defined kimberlite targets. This work is dependant on new funding.

Seahorse/Shoe Property

This group of adjoining claims contains a total of 55,781.5 acres and is centered approximately 35 km southeast of the Ekati Diamond Mine. Three heavy mineral and three soil samples were collected last summer for assessment work purposes.

A number of drill targets have been identified on the claims. The largest and one of the most attractive targets based on exploration results is located on the Shoe claims and is 27 km southwest of the Ekati Fox kimberlite pipe recently placed into diamond production.

The target, up to 300 meters in diameter (nine hectares) is located in a lake and defined by an airborne gravity anomaly flown by the BHP Condor system. A second drill target on the shore of the same lake is a magnetic anomaly 200 m x 100 m defined by a Fugro airborne geophysical survey conducted for the Company.

These targets are at the head of a kimberlite indicator mineral train and are highly prospective to host a diamondiferous kimberlite. In addition, two other geophysical targets, also supported by kimberlite indicator minerals, have been identified on the same mineral claim.

Funding permitting, the Company has budgeted approximately $500,000 to complete ground geophysical surveys and drill up to four drill holes on targets within the Shoe mineral claims.

DOYLE LAKE, SOUTHEAST SLAVE CRATON

The southeast area of the Slave Craton contains two diamond properties now being prepared for commercial production. They are the Snap Lake kimberlite dyke wholly owned by De Beers Canada Inc. ("De Beers") and the Gahcho Kue kimberlite pipes held by De Beers, Mountain Province Diamonds Inc. and Camphor Ventures Inc.

The Company has three projects in the Doyle Lake Area located 270 km ENE of Yellowknife.

The Doyle Project

The Doyle Project, 100% owned by the Company, contains 37,165 acres. It is surrounded by claims held by Diamondex Resources to the west, Diamonds North Resources and Southern Era Diamonds to the south, Diamondex and Majescor Resources to the east, and the De Beers Doyle JV and the New Century Project to the north.

The Doyle diamondiferous kimberlite sill has been traced over a strike length of two kilometers and down dip for one kilometer. The kimberlite averages two meters in thickness but, the total extent of the kimberlite is yet to be determined. A 45-tonne mini bulk sample returned a low grade of diamonds, 13.52 carats per hundred tonnes, but a higher than normal proportion of these were of gem quality. The largest diamond recovered was a 1.25 carat stone while the largest gem quality diamond was a 0.83 carat diamond of exceptional clarity and color. The Company's consultants consider that one sample in this extensive kimberlite body is not adequate and have advised that additional mini-bulk samples are required to evaluate the diamond grade.

To date, the Doyle kimberlite is one of ten kimberlite pipes, dykes and blows that have been discovered along a 20 km northwesterly corridor that is centered about the cluster of pipes, 10 km from the Doyle kimberlite, that comprise the Gahcho Kue diamond property being prepared for production by De Beers.

Last summer, a geophysical target, previously selected by De Beers, was drilled on mineral claim LA 1, but no kimberlite was intersected. The drill targets proposed for the Quail Lake area on LA 4 mineral claims remain to be tested.

Future work on the Doyle kimberlite and work on identified drill targets is dependent on future funding.

New Century Project

The New Century Project consists of 21 mining leases containing 51,109 acres. The leases were acquired from Mountain Province Diamonds Inc. ("MPV"), Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental payments to the NWT Mining Recorders Office; the first two yearly lease rental payments of $51,109 have been made.

Six diamond drill holes were drilled at the New Century Project in July and August 2006. The holes were drilled to test anomalies previously identified from airborne and ground geophysics, and indicator minerals. Sampling and anomaly checking was carried out at the same time as the summer drill program; sampling results are not available at this time.

Two of the drill holes intersected kimberlite, DDH-DO06-219 intersected three stringers of kimberlite between 49.76 m and 67.78 m, the thickest being 0.46 m and is a fine-grained competent dark green to black kimberlite; DDH-DO06-221 intersected three stringers of kimberlite between 55.50 m and 58.95 m, the thickest being 0.5 m, a fine grained competent, dark green kimberlite. These intersections are thought to be part of the extensive MZ dyke system, which has now been traced over an area of 4 km x 1.5 km.

A number of targets that may represent kimberlite pipes have been identified and remain to be tested; these will be re-evaluated when the results of the sampling are received.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. At present, De Beers retains the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims and fractions were returned 100% to the Company.

The north boundary of the Doyle JV area is approximately 150 m from the Hearne Kimberlite pipe, one of the Gahcho Kue diamond pipes being evaluated and permitted for production.

Within the Doyle JV area several gravity low anomalies have been identified as potential kimberlite targets. The Company is working to see if it can create a proposal to allow the testing of these targets by the Company without detriment to the Gahcho Kue permit areas.

GOLD COPPER PROPERTY

McConnell Creek Gold/Copper Property, British Columbia, Canada

In addition to its diamond exploration properties in the NWT, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

The McConnell Creek Property has an area of 4,878 hectares and covers 15 km of an amphibolite gneiss roof pendant. The pendant, up to 1 km in width, is bounded by Jurassic diorite on the west and by Cretaceous quartz monzonite on the east. Although the property was staked because it hosts substantial gold showings, geochemical soil surveys investigating the showings and their extensions revealed the presence of copper-in-soil anomalies in several places. In 1991, the Company enlarged the Property to include a high-grade copper showing exposed along McConnell Creek 3,000 m southwest of the Main Gold Showing. The copper minerals occur in a series of branching sulphide-rich veinlets cutting monzodiorite.

In the past, the remoteness of the McConnell Creek area discouraged exploration for base metals. However, with the development of the large tonnage, copper-gold Kemess Mine 15 km northwest of the McConnell Creek Property, road access to the McConnell area has been greatly improved and a power line has been built. The power line passes 11 km west of the McConnell Creek Property. With the improved access to the area, with high grade copper mineralization outcropping along McConnell Creek, with several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein-shear-zone system and especially now knowing that major copper-gold deposits occur nearby, the McConnell Creek Property has become a good exploration target for a copper-gold-molybdenum porphyry deposit.

As much of the McConnell data predates the new regulations, a 43-101 report on the property is being prepared.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at May 31, 2007 the Company's deficit was approximately $15,910,083.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the period ended May 31, 2007, the per share price of the Company's shares fluctuated from a trading high of $1.50 to a low of $0.12. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at May 31, 2007, there were 5,200,833 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

In 2006 the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. These are listed on the Company's website.

Overall performance/results of operations

As at May 31, 2007, the Company had incurred exploration costs on mineral properties of $336,704 (charter aircraft $5,225; drilling and sampling $39,947; licences, recording fees and lease payments $73,165; salaries and wages $89,852; technical and professional services $98,941; transportation $7,945 and project supplies of $21,629. Exploration costs for the period ended May 31, 2007 are lower than 2006 by $891,451 a

decrease of 73%. Exploration costs were lower in 2007 than 2006 for all categories except for salaries and wages, licenses, recording fees and lease payments. Due to financial constraints, little work was performed in 2007. The increase in salaries and wages is due to the hiring of three permanent full time geologists in the spring of 2006. Licences, recording fees and lease payments increased due to the filing for an extension of work on certain claims which were not completed in 2006.

On a per project basis, the Company spent the $336,704 exploration costs as follows: $175,380 on the CH project, $55,089 on the Doyle Lake project, $45,628 on the McConnell Creek, and $9,462 on the Fishback Lake Property and $51,145 on the Ni project.

The Company reported a net loss of $958,208 for the period ended May 31, 2007 compared to a net loss of $654,443 for the period ended May 31, 2006 (an increase of 46% from 2006 to 2007). General administration expenses for the period ended May 31, 2007 were $939,413 compared to $655,017 for the period ended May 31, 2006 (an increase of 43% from 2006 to 2007). The increase in general administration expenses was primarily due to an increase in stock based compensation (2007- $549,905; 2006 - $301,792); consulting fees (2007 - $106,363; 2006 - $45,095), legal and audit (2007 - $130,666; 2006 – $38,766) and office services and expenses (2007 - $85,077; 2006 - $77,424).

Stock based compensation expenses increased as a result of the granting of 960,000 stock options exercisable at $0.63 per common share during the period ended May 31, 2007. The Black-Scholes Option Pricing Model uses past closing price data to determine the fair value of stock options. Due to the variation in trading price after the Company's press release on April 4, 2007, when the Company announced the discovery of nickel mineralization, the stock based compensation expense was significant. Previous to the announcement, the closing market price of the shares one year earlier was between $0.11 and $0.32.

Corporate relations decreased as a result of the ending of an investor relations contract in 2006. Legal and audit costs increased in 2007 due to an increase in corporate activities such as the subscription receipts agreement which did not close, and an increase in audit fees for the 2007 audit. The Company had new auditors in 2007 and the fees were estimated at the time of the printing of the November 30, 2006 financial statements. In 2007 there was an increase in consulting fees due to more time spent by management on corporate matters, a payment made to a company belonging to one of the directors for consulting fees which were not paid in 2006 and the start of a financial and advisory contract with Roman Friedrich & Company Ltd. (see Commitments section).

Office services and expenses include $3,397 of interest expense that was paid for a shareholder loan during the second period. The loan was repaid, including interest, during the second period. See Liquidity and Capital Resources section for a description of the loan. Also, the Company increased its Vancouver office space in late 2006 which relates to an increase in rental costs.

Travel and shareholders meetings and report costs were both lower in 2006. Travel costs were higher in 2006 than 2007 due to several overseas trips made by directors to secure financing for the Company in 2006. Shareholders meetings and reports costs were significantly lower as a result of the change in the annual general meeting date this year. Costs for postage and printing were incurred after May 31, 2007.

Revenue for the period ended May 31, 2007 was $14.884 consisting of interest income compared with $14,009 of interest income for the period ended May 31, 2006.

Acquisition and Disposition of Resource Properties and Write offs

The Company staked 89 claims comprising of 196,730.72 acres.

Related Party Transactions

During the six months ended May 31, 2007, the Company was billed $60,000 (May 31, 2006 – $48,000) by one director for consulting fees and nil (May 31, 2006 - $4,000) for technical and professional services. In addition $30,600 was paid to a company owned by a director for consulting fees in 2007, no payments were previously made to this director or his company. Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $65,961, $66,316, and $38,973 are required in the years 2007, 2008 and 2009, respectively, under the agreement.

The Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month.

The Company has a mortgage loan on its Yellowknife house of approximately $19,490 which becomes due on December 3, 2008.

The Company signed an agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital and project financing. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company.

Critical Accounting Policies

No new accounting policies were introduced in 2007.

Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the

amount of the original estimate of the undiscounted cash flow. As at February 28, 2007, the Company does not have any asset retirement obligations.

Stock Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

Subsequent Events

Subsequent to May 31, 2007, the Company:

(a) issued 1,904,666 common shares upon the exercise warrants ranging in exercise price from $0.15 to $0.35 per common share, for gross proceeds of $439,766;

(b) issued 35,000 common shares upon the exercise stock options at $0.20 per common share, for gross proceeds of $7,000.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2007. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)	August 31, 2006 ($)	May 31, 2006 ($)	February 28, 2006 ($)	November 30, 2005 ($)	August 31, 2005 ($)
Total Revenues	14,884	2,526	7,726	5,538	4,790	9,219	7,599	7,756
Net Income (Loss)	(958,208)	(89,821)	(329,426)	(746,743)	(465,935)	(188,508)	(537,439)	(137,931)
Net income (loss) per share	(0.008)	(0.001)	(0.005)	(0.008)	(0.005)	(0.002)	(0.004)	(0.002)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2005, 2006 or 2007. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake

exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

During the second period, the Company received a $250,000 shareholder loan which was secured by a promissory note against the Yellowknife house. Interest on the loan was 8% per annum, compounded annually. Interest expense of $3,397 is recorded in office services and expenses. The loan, including the interest accrued was repaid during the period and the loan has been discharged from the Yellowknife house.

The Company had working capital of $1,601,264 at May 31, 2007, compared with working capital of $61,652 as at May 31, 2006. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at May 31, 2007 had $5,337 (2006 - $13,288) of long-term debt (mortgage loan) outstanding.

For the period ended May 31, 2007, the Company experienced negative cash flow of $457,367 (2006 - $428,775) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting, legal and audit and office services and expenses. (See Overall performance/results of operations for further information.)

The Company's cash position as at May 31, 2007 was $1,776,626 (2006 - $309,951). The increase in cash position compared to May 31, 2006 was due principally to an increase in share price on April 4, 2007 which resulted in the exercise of various stock options and warrants during the second quarter of 2007. On April 4, 2007 the Company announced the discovery of nickel mineralization. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended May 31, 2007:

(i) the Company completed a private placement of 1,053,778 flow through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses ("CEE") on the Company's Northwest Territories properties. In addition the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year.

    The Company paid cash finders fees and commission of $42,520 and issued 28,140 common shares on a portion of the proceeds.;

(ii) issued 11,094,167 common shares upon the exercise of warrants ranging in exercise price from $0.15 to $0.35 per common share for gross proceeds of $2,542,049;

(iii) issued 1,145,167 common shares upon the exercise of stock options ranging in exercise price from $0.20 to $0.50 per common share for gross proceeds of $252,567;

(iv) 4,507,727 warrants expired unexercised; and

(v) 150,000 stock options expired unexercised.

At May 31, 2007 the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
1,666,666	$0.22	July 27, 2007
1,916,461	$0.26	Sept. 28, 2007
290,000	$0.35/$0.45	June 12, 2008
98,000	$0.35/$0.45	June 27, 2008
2,400,000	$0.15/$0.175	Dec. 21, 2008
100,000	$0.15/$0.175	Dec. 27, 2008
128,000	$0.20/$0.22	Jan. 3, 2009
210,000	$0.15/$0.175	Feb. 20, 2009
260,000	$0.15/$0.175	Mar. 7, 2009
7,069,127		

See Notes 2, 3, and 4 of the Consolidated Financial Statements for May 31, 2007.

See Subsequent Events section.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The fair value of mortgage loan is approximated by the carrying amount as the mortgage loan bears a fair market rate of interest.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of November 30, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-

109 – Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should each occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

During the period ended May 31, 2007, the Company has engaged the services of a firm to evaluate and advise us on written and formal controls and procedures that can be implemented with the limited personnel that is available.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Outstanding Share data as at July 26, 2007:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	120,072,363

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	370,000	$0.25	Feb. 06, 2008
Options	220,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	600,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	100,000	$0.20	December 7, 2010
Options	825,000	$0.20	March 23, 2011
Options	645,000	$0.26	May 12, 2011
Options	95,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Total	**5,165,833**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	1,916,461	$0.26	Sept. 28, 2007
Warrants	190,000	$0.45	June 12, 2008
Warrants	18,000	$0.45	June 27, 2008
Warrants	2,400,000	$0.15/$0.175	Dec. 11, 2008
Warrants	100,000	$0.15/$0.175	Dec. 27, 2008
Warrants	100,000	$0.20/$0.25	Jan. 3, 2009
Warrants	210,000	$0.15/$0.175	Feb. 20, 2009
Warrants	230,000	$0.15/$0.175	March 7, 2009
Total	**5,164,461**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

" Raymond A. Hrkac "

Raymond A. Hrkac
President and CEO

" Nick DeMare "

Nick DeMare
Director and CFO

Exemption No. 82 - 1209

Form 52-109F2 *Certification of Interim Filings*

I, Raymond A. Hrkac, President and CEO of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***GGL Diamond Corp.***, (the issuer) for the interim period ending ***May 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2007

Raymond A. Hrkac
President and CEO
GGL Diamond Corp.

Form 52-109F2 *Certification of Interim Filings*

I, Nick DeMare, Chief Financial Officer of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***GGL Diamond Corp.***, (the issuer) for the interim period ending ***May 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2007

Nick DeMare
Chief Financial Officer
GGL Diamond Corp.

GGL DIAMOND CORP.

PRESS RELEASE

GGL issues shares under terms of financial services contract

Vancouver, British Columbia, July 26, 2007 - GGL Diamond Corp., (TSXV: GGL) announces it has issued 49,149 common shares in its capital stock to Roman Friedrich & Company Ltd. ("RFC") in exchange for $22,500 in services rendered by RFC to the Company for the three months ended July 15, 2007. The shares carry a hold period of four months, until November 27, 2007.

As previously announced *(News release, June 1, 2007),* the Company entered into a Financial & Advisory Services Agreement with RFC, dated April 18, 2007, for a term of 12 months. Under this contract, RFC is providing financial and advisory services with respect to the raising of equity capital and project financing. According to the contract, RFC receives a retainer of $15,000 per month, $7,500 paid in cash and $7,500 in common shares of the Company. The common shares are to be issued quarterly, beginning with the first quarter ending on July 15, 2007. If the Company enters into an equity private placement with strategic investors introduced to the Company by RFC, then RFC shall receive a success fee equal to 3% of the gross amount of the transaction, of which 50% may be paid in common shares.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

July 31, 2007

GGL reports on activities for the second quarter ended May 31, 2007

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL), has reported on the activities of the Company for the second quarter ended May 31, 2007 and on events taking place subsequently, up to July 26.

Below are highlights of the second quarter report, available in full on the GGL website (www.ggldiamond.com):

Nickel exploration, Northwest Territories, Canada

The Company is now actively exploring the prospective nickel belt in the Winter Lake area of the Northwest Territories. In early June, GGL's exploration team was mobilized and began a reconnaissance exploration program to locate and sample iron-stained gossanous bedrock exposures and do orientation mapping and soil sampling surveys to prioritize areas for ground geophysical surveys. This is being done in preparation for a drill program.

Subsequent to the announcement of the discovery in April of this year, a preliminary report from Condor Consulting, Inc. identified additional electro-magnetic (EM) targets that may be associated with nickel mineralization (*News release June 14, 2007: "GGL receives promising EM data on recently discovered prospective nickel belt"*). This Geophysical Report on reassessment of electro-magnetic (EM) and magnetic data resulted in the identification of targets, which, together total 32 km of strike length that may be associated with nickel mineralization. This report assisted in the effort to highlight the areas of interest for the summer and fall exploration program.

Some 49 areas over a strike length of 100 km have been selected for examination. The work to date confirms that we have acquired an extensively mineralized belt featuring numerous gossan areas mineralized with sulphides that vary from disseminated to massive. Approximately 200 samples have been taken to date and submitted for assay. Results are expected in early August. Given the size of the property, many of the selected areas have yet to be examined. In addition, not all of the selected high priority geophysical targets are available for surface examinations as they lie under lakes or are hidden by overburden. All of the high priority geophysical selections have the potential to be drill targets. The claims staked in April this year and more recently, do not yet have geophysical coverage but our exploration crews have located sulphides in these areas.

The Company has staked additional mineral claims at the south end of the property and to the east of the main belt where a splay of volcanic rocks extends from the main belt. Sulphides have been located in both these areas.

The only sure way to determine if the samples taken to date contain economic minerals is by assay and these will be reported when received. The potential for an economic mineral deposit in this belt has been enhanced by the discovery of extensive areas of sulphide mineralization that occurs in both volcanic and sedimentary rocks.

As previously noted, the discovery on the Winter Lake claims lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. An outcome of the project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office and published in 2005.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

The belt, named the Winter Lake Supracrustal Belt, includes large volumes of mafic and ultramafic rocks, dated as being 2.7 billion years old and including tholeiitic basalts, komatiites, serpentinized peridotite, and gabbro intrusions. The belt features deep-penetrating faults, sulphur-bearing sediments in the form of black shales and massive sulphides. The various rock units within the belt are strongly deformed and have similarities to lithologic sequences that are known to host world-class nickel deposits.

The presence of nickel in sulphide and associated elements, coupled with the chemistry of the mafic and ultramafic rocks in this newly defined belt are indicative of their potential to host significant nickel deposits.

The current and future demand for sulphide nickel is well demonstrated and the recent recognition of sulphide nickel potential on the Company's new claims may be indicative of a new nickel area. The Company believes it has found a major nickel area.

The Qualified Persons for the Company are John Knight, P. Geol., Consulting Geologist and N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

Financial position and subsequent events

For the six months ended May 31, 2007, the Company incurred expenses of $336,704 on exploration, 73% lower than in the same period in 2006.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

August 1, 2007

Annual General Meeting elects five directors

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX VENTURE:GGL) is pleased to announce that shareholders approved the election of directors at the Annual General Meeting of the Company in Vancouver, British Columbia, on July 31, 2007.

Returning directors are William Boden, Nick DeMare, Raymond A. Hrkac, and William Meyer. Graham Eacott is a new member of the Board.

Mr. Eacott is a P. Eng. (Ontario) and retired metallurgist, with many years experience in the mining and minerals industries. He was previously Vice-President, Investor Relations, Century Mining Corp. (TSX-V), Tamerlane Ventures Inc. (TSX-V), and Eden Roc Mineral Corp. (TSX).

Acting as Chairman of the AGM, Mr. Hrkac thanked retiring director Peter J. Dawes for his service.

At a directors' meeting held subsequent to the AGM, Mr. Raymond Hrkac was appointed President and CEO; Mr. Nick DeMare was appointed CFO.

The directors also appointed Ms. Susan de Stein as Vice President, Administration, for the Company. Ms. de Stein, previously a communications consultant for the Company, has an MBA, the Canadian Securities Course, and over 25 years management experience.

Based on the recommendation of the Board's Compensation Committee, directors approved the awarding of 2,875,000 options at an exercise price of $0.56 for a term of five years. The options were granted to directors, officers, and consultants of the Company.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements

include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Exemption No. 82 - 1209

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

July 31, 2007

Item 3. News Release

The news release was issued on August 1, 2007 and disseminated through CCN Matthews.

Item 4. Summary of Material Change

Results of the election of directors at the Annual General Meeting held on July 31, 2007, appointment of a new senior officer and grant of stock options.

Item 5. Full Description of Material Change

At the Annual General Meeting of the Company in Vancouver, British Columbia held on July 31, 2007, the shareholders elected the five nominees of management as directors for the ensuing year.

The returning directors are William Boden, Nick DeMare, Raymond A. Hrkac, and William Meyer and Graham Eacott is a new member of the Board. Mr. Eacott is a P. Eng. (Ontario) and retired metallurgist, with many years experience in the mining and minerals companies. He was previously Vice-President, Investor Relations, Century Mining Corp. (TSX-V), Tamerlane Ventures Inc. (TSX-V), and Eden Roc Mineral Corp. (TSX).

Peter J. Dawes retired from the Board at the Annual General Meeting.

Subsequently, the Board appointed Susan de Stein as Vice President, Administration, for the Company. Ms. de Stein, previously a communications consultant for the Company, has an MBA, the Canadian Securities Course, and over 25 years management experience.

Based on the recommendation of the Board's Compensation Committee, the directors approved the awarding of 2,875,000 options at an exercise price of

$0.56 for a term of five years. The options were granted to directors, officers, and consultants of the Company.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officer**

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. **Date of Report**

August 8, 2007

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ______________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 26, 2007

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

49,149 Common shares

(c) state the exemption(s) relied on.

S. 2.3 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**1**	**$0.464 x 16,163 shares** **$0.48 x 15,625 shares** **$0.432 x 17,361 shares**	**$7,499.63** **$7,500.00** **$7,499.95**
Total number of Purchasers	**1**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$22,499.58**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: July 17, **2007**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Paralegal
Davis LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

END